Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following management’s discussion and analysis should be read in conjunction with our interim unaudited consolidated financial statements and their notes attached hereto. For additional information relating to our management’s discussion and analysis of financial condition and results of operation, please see our annual report on form 20-F for the year ended December 31, 2008 filed with the Commission on April 15, 2009.
     The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements.
     Forward-looking statements include statements regarding:
•	our future operating or financial results;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our ability to pay dividends in the future;

•	drybulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

•	the useful lives and value of our vessels;

•	greater than anticipated levels of drybulk vessel newbuilding orders or lower than anticipated rates of drybulk vessel scrapping;

•	changes in the cost of other modes of bulk commodity transportation;

•	availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	changes in the condition of the Company’s vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated dry-docking costs);

•	our ability to leverage to our advantage our manager’s relationships and reputations in the drybulk shipping industry;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation and incidents involving our vessels and our expected recoveries of claims under our insurance policies;

•	global and regional political conditions;

•	acts of terrorism and other hostilities; and

•	other factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission.
     We undertake no obligation to publicly update or revise any forward-looking statements contained in this report, or the documents to which we refer you in this report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.
     FreeSeas Inc. is a Republic of the Marshall Islands company that is referred to in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, together with its subsidiaries, as “FreeSeas Inc.,” “FreeSeas,” “the Company,” “the Group,” “we,” “us,” or “our.”
Overview
     We are an international drybulk shipping company incorporated under the laws of the Republic of the Marshall Islands with headquarters in Piraeus, Greece. Our existing fleet consists of eight Handysize vessels and two Handymax vessels that carry a variety of drybulk commodities, including iron ore, grain and coal, which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, cement, sugar and rice, or “minor bulks.” As of November 23, 2009, the aggregate dwt of our fleet is approximately 300,000 dwt and the average age of our fleet is approximately 14 years.
     We are currently focusing on the Handysize and Handymax sectors, which we believe are more versatile in the types of cargoes that they can carry and trade routes they can follow, and offer less volatile returns than larger vessel classes. We may, however, acquire larger drybulk vessels if appropriate opportunities present themselves.
     We have contracted the management of our fleet to Free Bulkers, S.A. (“FreeBulkers”), a company owned by Ion G. Varouxakis, our chairman, chief executive officer and president. Free Bulkers provides technical management of our fleet, accounting services and office space and has subcontracted the charter and post-charter management of our fleet to Safbulk Pty Ltd. (“Safbulk”), a company controlled by the Restis family. We believe that Safbulk has achieved a strong reputation in the international shipping industry for efficiency and reliability that should create new employment opportunities for us with a variety of well known charterers. While Safbulk is responsible for finding and arranging charters for our vessels, the final decision to charter our vessels remains with us.

Our Fleet
     The following table details the vessels in our fleet as of November 23, 2009:

Vessel Name	Type	Built	Dwt	Employment

M/V Free Destiny	Handysize	1982	25,240	26 day time charter trip at $9,075 per day through November 2009

M/V Free Envoy	Handysize	1984	26,318	55-60 day time charter trip at $7,200 per day through January 2010

M/V Free Goddess	Handysize	1995	22,051	Balance of time charter at $10,500 per day through January/February 2010 (plus 50% profit sharing above $12,500 per day)

M/V Free Hero	Handysize	1995	24,318	3-5 month time charter at $11,500 per day through February/April 2010

M/V Free Impala	Handysize	1997	24,111	60 day time charter trip at $10,000 per day through December 2009

M/V Free Jupiter	Handymax	2002	47,777	Balance of time charter at $25,216 per day through February 2011 and $28,000 per day through March 2011

M/V Free Knight	Handysize	1998	24,111	60-65 day time charter trip at $7,000 per day through December 2009

M/V Free Lady	Handymax	2003	50,246	Balance of time charter at $51,150 per day through May 2010

M/V Free Maverick	Handysize	1998	23,994	60-65 day time charter trip at $9,000 or $11,000 per day through December 2009

M/V Free Neptune	Handysize	1996	30,838	Dry-dock through November 2009

Recent Developments
FBB New Secured Term Loan
     On November 11, 2009, we reached an agreement for a new secured term loan of $27,750,000 through First Business Bank S.A. of Greece (“FBB”) to refinance our existing loan of $21,750,000 on the M/V Free Impala and to receive additional liquidity of up to $6,000,000.
     The repayment schedule of the new term loan is as follows: 28 quarterly consecutive repayment installments, the first four installments in the amount of $500,000 each, followed by 24 installments in the amount of $837,500 plus a balloon in the amount of $5,650,000 payable together with the last (28th) installment. The first installment is payable three months from drawdown. This new secured term loan decreases our expected payments by an aggregate of approximately $1,000,000 for 2010.
     The new secured term loan includes the following financial covenants: (i) interest cover ratio (defined as EBITDA over interest expenses) to be at least 3.00 (ii) corporate liquidity to be on average $3,000,000 and (iii) total liabilities divided by total assets (both net of cash) should not exceed 55%. These covenants are to be tested on an annual basis commencing with the fiscal year ended December 31, 2010. The new secured term loan includes a security value covenant defined as the fair market value of the financed vessels to the outstanding loan balance. The security value should be at least (i) 100% up to June 30, 2010, (ii) 115% for the period from July 1, 2010 to June 30, 2011 and (iii) 125% thereafter.
     We have provided vessels Free Impala and Free Neptune as collateral to secure the new term loan with FBB. Interest rate under the new facility will be margin plus Libor.
     We intend to use the proceeds from the additional up to $6 million financing to explore potential vessel additions and for general working capital purposes.
Credit Suisse Value to Loan Financial Covenant Amendment
     On November 6, 2009, Credit Suisse has agreed to reduce the market value-to-loan covenant from 135% to 115% from April 1, 2010 until April 1, 2011 on its revolving credit facility with the Company.
Loan Covenant Waivers
     During 2009 our lenders agreed to waive any breaches and/or modify certain of the financial covenants in our credit agreements. See “— Long-Term Debt — Loan Agreement Covenants and Waivers.”
Employment and Charter Rates
     The Baltic Drybalk Index (BDI) fell 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008. It subsequently rose to a high of 4,291 on June 3, 2009 and then declined to 2,220 on September 30, 2009. It was 4,340 as of November 24, 2009. The Baltic Handysize Index fell 92% from a peak of 3,407 in May 2008 to a low of 270 in January 2009. It has since risen to 1,104 as of November 24, 2009. The steep decline in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports.
     The M/V Free Destiny, the M/V Free Envoy, the M/V Free Hero, the M/V Free Knight, the M/V Free Maverick, M/V Free Impala and M/V Free Neptune are being chartered in the spot market.
     As of September 30, 2009, these seven vessels trading in the spot market are currently exposed to the downturn in the drybulk charter rates. Should drybulk charter rates continue to decline or remain at their current low level, our charter revenue with respect to these vessels will remain low as well. Most of our vessels have been or will be in employment in the second quarter, third quarter and fourth quarter of 2009 and, while we expect that charter rates will gradually recover as economic activity improves during the course of the year, those vessels that are redelivered earlier in the year are expected to receive lower charter rates.
     Historically high levels of scrapping have been taking place since October 2008 among older vessels as a result of the adverse rate environment, in particular with respect to smaller size Handysize vessels, the segment in which we operate. It may take some time until the elimination of excess tonnage supply manifests itself in the form of higher charter rates.
     A prolonged period of extremely low charter rates may lead owners to face difficulties in meeting their cash flow obligations, and they may seek to find mutual accommodations with charterers in which charterers may pay lower charter rates over a longer period of time. Depending on their overall financial condition, some weaker owners may not be able to service their debt obligations, which may cause them to cease operations or seek protection from creditors.
     On March 23, 2009, in order to secure cash flow for a longer period, we announced that we agreed to extend the charter of the M/V Free Goddess, which had been scheduled to expire over the next few months. The charter was extended until January/February 2010 on the following terms: a lump-sum amount of $500,000 was paid by the charterer on February 15, 2009 as an upfront non-refundable performance guarantee; charter rate of $8,000 per day to September 15, 2009, with an additional 50% profit sharing for any amounts earned by our charterers in excess of $10,000 per day; and charter rate of $10,500 per day starting September 15, 2009 (until January/February 2010), with an additional 50% profit sharing for amounts earned by our charterers in excess of $12,500 per day.
Important Measures for Analyzing Results of Operations
     We believe that the important measures for analyzing trends in the results of our operations consist of the following:
•	Ownership days. We define ownership days as the total number of calendar days in a period during which each vessel in the fleet was owned by us. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues earned and the amount of expenses that we incur during that period.

•	Available days. We define available days as the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.

•	Operating days. We define operating days as the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of ownership days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for any reason including scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys.

•	Off-hire. The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing repairs and dry-docking, whether or not scheduled.

•	Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.
•	Voyage charter. A voyage charter is an agreement to charter the vessel for an agreed per-ton amount of freight from specified loading port(s) to specified discharge port(s). In contrast to a time charter, the vessel owner is required to pay substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses, in addition to the vessel operating expenses.

•	Time charter equivalent (TCE). The time charter equivalent, or TCE, equals voyage revenues minus voyage expenses divided by the number of operating days during the relevant time period, including the trip to the loading port. TCE is a non-GAAP, standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during a specific period.

•	Adjusted EBITDA. We consider EBITDA to represent net earnings before interest, taxes, depreciation and amortization, unrealized gains or losses from changes in the value of derivatives and non-cash charges such as losses on debt extinguishment. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our liquidity performance and indebtedness.

Performance Indicators
     The following performance measures were derived from our unaudited condensed consolidated financial statements for the nine months ended September 30, 2009 and 2008, included elsewhere in this prospectus. The historical data included below is not necessarily indicative of our future performance.

	Nine Months Ended
	September 30,
	2009	2008
	(U.S. dollars in thousands, except per diem amounts)

Adjusted EBITDA(1)	$23,495	$27,573
Fleet Data:
Average number of vessels(2)	9.14	6.8
Ownership days(3)	2,494	1,864
Available days(4)	2,454	1,810
Operating days(5)	2,416	1,693
Fleet utilization(6)	96.9%	90.8%
Average Daily Results:
Average TCE rate(7)	$16,466	$25,678
Vessel operating expenses(8)	4,918	6,533
Management fees(9)	526	665
General and administrative expenses(10)	1,033	1,411
Total vessel operating expenses(11)	5,444	7,198

(1)	Adjusted EBITDA reconciliation to net income:

Adjusted EBITDA represents net earnings before interest, taxes, depreciation and amortization, change in the fair value of derivatives and loss on debt extinguishment. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our liquidity, performance and indebtedness. The following is a reconciliation of adjusted EBITDA to net income:

	Nine Months Ended
	September 30,
	2009	2008
	( U.S. dollars in thousands)

Net income	$7,222	$13,826
Depreciation and amortization	13,197	9,498
Change in derivatives fair value	(416)	90
Interest and finance costs, net of interest income	3,492	3,520
Loss on debt extinguishment	—	639

Adjusted EBITDA	$23,495	$27,573

(2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3)	Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(4)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

(5)	Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including technical breakdowns and unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels are available to generate revenues.

(6)	We calculate fleet utilization by dividing the number of our fleet’s operating days during a period by the number of ownership days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry-dockings or other surveys.

(7)	TCE is a non-GAAP measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	Nine Months Ended
	September 30,
	2009	2008
	(U.S. dollars in thousands, except per diem amounts)

Operating revenues	$43,000	$45,900
Voyage expenses and commissions	(3,217)	(2,427)

Net operating revenues	39,783	43,473
Operating days	2,416	1,693

Time charter equivalent daily rate	$16,466	$25,678

(8)	Average daily vessel operating expenses, which includes crew wages and costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	Nine Months Ended
	September 30,
	2009	2008
	(U.S. dollars in thousands, except per diem amounts)

Vessel operating expenses	$12,266	$12,178
Ownership days	2,494	1,864

Daily vessel operating expenses	$4,918	$6,533

(9)	Daily management fees are calculated by dividing total management fees charged on ships owned by ownership days for the relevant time period.

(10)	Average daily general and administrative expenses are calculated by dividing general and administrative expenses by operating days for the relevant period.

(11)	Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of daily vessel operating expense and daily management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.
Results of Operations
Nine Months Ended September 30, 2009 as Compared to Nine Months Ended September 30, 2008
     REVENUES — Operating revenues for the nine months ended September 30, 2009 were $43,000,000 compared to $45,900,000 generated during the comparable period in 2008. The decrease of $2,900,000 is primarily attributable to a weaker charter market environment in the nine months ended September 30, 2009 compared to the same period in 2008.
     OPERATING EXPENSES — Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $12,266,000 in the nine months ended September 30, 2009 as compared to $12,178,000 in the nine months ended September 30, 2008. This small increase of $88,000 in vessel operating expenses, despite the considerable increase of the average number of vessels owned to 9.14 during the nine-month period ended September 30, 2009 as compared to 6.80 during the nine-month period ended September 30, 2008, is a result of better monitoring of vessel operating expenses and the more efficient operation of our vessels resulting from repairs completed in 2008 to bring the newly purchased vessels to our operational standards. Consequently, the total daily vessel operating expenses per vessel owned, including management fees, were $5,444 for the nine months ended September 30, 2009 as compared to $7,198 for the comparable period in 2008, a decrease of 24.4%.
     VOYAGE EXPENSES AND COMMISSIONS — Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $938,000 for the nine months ended September 30, 2009, as compared to $185,000 for the nine months ended September 30, 2008. Seven of our vessels were chartered in the spot market during the nine months ended September 30, 2009. The variation in voyage expenses reflects mainly the bunkers delivery - redelivery transactions which expired during the nine-month period of 2009.
     For the nine months ended September 30, 2009, commissions charged amounted to $2,279,000 as compared to $2,242,000 for the nine months ended September 30, 2008. The commission fees represent commissions paid to Free Bulkers and unaffiliated third parties. Commissions paid to Free Bulkers equal 1.25% of gross hire or freight for vessels chartered through Safbulk commencing with the charters secured by it for the M/V Free Envoy and the M/V Free Destiny in March 2007. This agreement is for an initial one-year term and renews automatically until terminated by either party, with or without cause, upon one month’s notice.
     DEPRECIATION AND AMORTIZATION — For the ninemonth period ended September 30, 2009, depreciation expense totaled $11,996,000 as compared to $8,980,000 for the same period in 2008. The increase in depreciation expense resulted from the growth of our fleet from an average of 6.80 to an average of 9.14 vessels and the related investment in fixed assets. This increase in depreciation expense has been mitigated by the change in our depreciation policy as described below. For the nine-month period ended September 30, 2009, amortization of dry-dockings and special survey costs totaled $1,201,000, an increase of $683,000 over the expenses reported in the comparable period of 2008. During the period ended September 30, 2008, we amortized only three vessels’ scheduled dry-dockings and special surveys. However, during the period ended September 30, 2009, we amortized five vessels’ scheduled dry-docking and special surveys. As a result, amortization of deferred dry-dockings and special survey costs increased for the period ended September 30, 2009.
     Effective April 1, 2009, and following our reassessment of the useful lives of our assets, our vessels’ useful life was increased from 27 to 28 years. Our estimate was based on the current vessels’ operating condition and the conditions prevailing in the market for same type of vessels. The effect of this change in accounting estimate, which did not require retrospective adoption as per ASC 250 “Accounting Changes and Error Corrections,” was to increase net income for the nine-month period ended September 30, 2009 by $720,000 or $0.03 per share.
     For the nine-month periods ended September 30, 2009 and September 30, 2008, back-log asset’s amortization expense amounted to $907,000 and $219,000, respectively, and is included in voyage revenue.

     MANAGEMENT FEES — Management fees for the nine months ended September 30, 2009 totaled $1,312,000, as compared to $1,614,000, which included $1,239,000 of management fees and $375,000 for accounting services, for the comparable period in 2008. The increase in management fees from $1,239,000 to $1,312,000 resulted from the fees charged in connection with the increased number of vessels under the technical management by our affiliate, Free Bulkers. For the nine months ended September 30, 2009, accounting fees were classified as general and administrative expenses. Pursuant to the management agreements related to each of our current vessels, we pay Free Bulkers a monthly management fee equal to $15,000 per vessel (based on the rate of $1.30 per Euro) from the date of the relevant purchase memorandum of agreement. In September 2009 we amended these management agreements with Free Bulkers to increase the monthly technical management fee to $16,500 (based on $1.30 per Euro) plus a fee of $400 per day for superintendant attendance. In addition, we reimburse at cost the travel and other personnel expenses of the Free Bulkers staff, including the per diem charged by Free Bulkers, when Free Bulkers’ employees are required to attend our vessels at port, both prior to and after taking delivery. These agreements have no specified termination date. We anticipate that Free Bulkers would manage any additional vessels that we may acquire in the future on comparable terms. We believe that we pay Free Bulkers industry standard fees for these services.
     GENERAL AND ADMINISTRATIVE EXPENSES — General and administrative expenses, which include, among other things, management remuneration, legal, audit, audit related expense, international safety code compliance expenses, travel expenses, communications expenses, accounting and financial reporting fess, totaled $2,496,000 for the nine months ended September 30, 2009 as compared to $2,013,000 for the nine months ended September 30, 2008. The difference was primarily due to the change of the classification of accounting and financial reporting fees account from “management fees” to “general and administrative expenses” account.
     STOCK-BASED COMPENSATION EXPENSE — For the nine months ended September 30, 2009, stock-based compensation cost totaled $9,000 as compared to $82,000 for the nine months ended September 30, 2008. Stock-based compensation costs reflect non-cash, equity-based compensation of our executive officers valued by the Black Scholes fair value method as of the date such options were granted. As of September 30, 2009, there was $16,000 of total unrecognized compensation cost related to non-vested option-based compensation arrangements granted under our stock option plan. The cost is expected to be recognized over a weighted-average period of 1.23 years. No options vested during the period ended September 30, 2009.
     FINANCING COSTS — Financing costs amounted to $3,515,000 in the nine months ended September 30, 2009, compared to $4,093,000 in the nine months ended September 30, 2008. The decrease of $578,000 is mainly the result of the decreased interest rates during 2009. Our financing costs represent primarily the interest incurred, the amortized financing fees in connection with the bank loans used for the acquisition of our vessels, and the interest differential paid under the interest rate swap contracts.
     The amortization of financing costs for the nine-month period ended September 30, 2009 totaled $264,000 or an increase of $75,000 over the amortized expenses reported in the comparable period of 2008. The increase was mainly due to the amortization of the waiver fees related to the HBU facilities.
     NET INCOME — Net income for the nine months ended September 30, 2009 was $7,222,000 as compared to $13,826,000 for the nine months ended September 30, 2008. The substantial decrease in net income for the nine-month period of 2009 resulted primarily from the weaker freight market compared to the same period last year.

Liquidity and Capital Resources
     We have historically financed our capital requirements from equity provided by our shareholders, operating cash flows and long-term borrowings. We have primarily used our funds for capital expenditures to acquire and maintain our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and payment of dividends. We expect to continue to rely upon operating cash flows, long-term borrowings, and the working capital available to us, as well as possible future equity financings, to fund our future operations and possible growth. In addition, to the extent that the options and warrants currently issued are subsequently exercised, the proceeds from those exercises would provide us with additional funds.
     Because of the recent global economic downturn that has affected the international drybulk industry we may not be able to obtain financing either from new credit facilities or the equity markets. Therefore, in the first quarter of 2009, our board of directors suspended the payment of dividends, so as to retain cash from operations to fund our working capital needs, to service our debt and to fund possible vessel acquisitions depending on market conditions and opportunities. We believe that this suspension will enhance our future flexibility by permitting cash flow that would have been devoted to dividends to be used for opportunities that may arise in the current marketplace.
     The drybulk carriers we owned had an average age of approximately 14 years as of September 30, 2009. Effective April 1, 2009, and following our reassessment of the useful lives of our assets, the vessels’ useful life was increased from 27 to 28 years. Our estimate was based on the current vessels’ operating condition and the conditions prevailing in the market for same type of vessels. The effect of this change in accounting estimate, which did not require retrospective adoption as per ASC 250 “Accounting Changes and Error Corrections,” was to increase net income for the nine-month periods ended September 30, 2009 by $720,000 or $0.03 per share. However, economics, rather than a set number of years, determines the actual useful life of a vessel. As a vessel ages, the maintenance costs rise particularly with respect to the cost of surveys. So long as the revenue generated by the vessel sufficiently exceeds its maintenance costs, the vessel will remain in use. If the revenue generated or expected future revenue does not sufficiently exceed the maintenance costs, or if the maintenance costs exceed the revenue generated or expected future revenue, then the vessel owner usually sells the vessel for scrap.
     The M/V Free Destiny, which is 27.10 years old, underwent its scheduled dry-dock and special survey in October/November 2007 and its next intermediate dry-docking is scheduled for the third quarter 2010. The M/V Free Envoy, which is 25.6 years old, completed its special survey dry-docking on September 30, 2008 and its next intermediate dry-docking is scheduled for 2011. If future dry-docking surveys do not require us to make extensive capital outlays to keep the vessels profitably operating, we will continue the operation of M/V Free Destiny and the M/V Free Envoy and will extend their estimated useful lives; otherwise, it is likely that these vessels will be disposed of and replaced by younger vessels.
     Our business is capital intensive and our future success will depend on our ability to maintain a high-quality fleet through the timely acquisition of additional vessels and the possible sale of selected vessels. Such acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms and secure partial financing at appropriate terms.
     As of September 30, 2009, we are of the opinion that our working capital is sufficient for our present requirements.
Cash Flows
Nine Months Ended September 30, 2009 as Compared to Nine Months Ended September 30, 2008
     OPERATING ACTIVITIES — Net cash from operating activities decreased by $1,764,000 to $17,717,000 for the nine months ended September 30, 2009, as compared to $19,481,000 of net cash from operating activities in the nine months ended September 30, 2008. This is attributable to the weaker freight market in the nine months ended September 30, 2009 compared to the same period last year.

     INVESTING ACTIVITIES — Net cash used in investing activities during the nine months ended September 30, 2009 was $11,282,000 as compared to $182,539,000 for the nine months ended September 30, 2008. The Company agreed to purchase on August 5, 2009 the M/V Free Neptune from an unaffiliated third party for approximately $11,000,000. The vessel is a 30,838 dwt Handysize vessel built in 1996 in Japan, and was delivered to the Company on August 25, 2009. With the acquisition of the M/V Free Neptune, the Company’s fleet increased from nine to ten vessels. The $182,539,000 for the nine months ended September 30, 2008 were associated with the acquisition of the M/V Free Knight on March 19, 2008 for the purchase price of $39,250,000 and related purchase costs of $400, with the acquisition of the M/V Free Impala on April 2, 2008 for the purchase price of $37,500,000 and related purchase costs of $420, with the acquisition of the M/V Free Lady on July 7, 2008 for a cash purchase price $65,200,000 and related purchase costs of $157,000 and with the acquisition of the M/V Free Maverick on September 1, 2008 for the cash purchase price of $39,600,000 and related purchase costs of $12,000 which were allocated to the vessel cost ($37,806,000) and a back log asset ($1,806,000).
     FINANCING ACTIVITIES — The cash used in financing activities during the nine months ended September 30, 2009 was $7,027,000 as compared to cash provided by $103,783,000 from financing activities for the nine months ended September 30, 2008, a net decrease of $110,810,000 attributable mainly to the proceeds from the HBU loan facilities, the proceeds from the FBB loan facility and the proceeds from the Credit Suisse loan facility tranche B, which we utilized for the purchase of the M/V Free Knight and the M/V Free Maverick, the purchase of the M/V Free Impala and the purchase of the M/V Free Lady, respectively.
Long-Term Debt
     We and our subsidiaries have obtained financing from affiliated and unaffiliated lenders to finance the acquisition of our fleet.
HBU Credit Facility
     On August 12, 2008, we amended our existing 2008 credit facility with HBU, and were granted a new credit facility of $34,600,000 from HBU in addition to the then-outstanding facility of $32,125,000. The breakdown of the facility amount of $66,725,000 is as follows: (i) the pre-existing overdraft facility I in the outstanding amount of $2,500,000, which amount was reduced to $0 as December 2008; (ii) an unused overdraft facility II in the amount of $1,375,000, the availability of which will be reduced quarterly by $125,000 beginning three months after the first draw down date; (iii) an overdraft facility III in the amount of $3,000,000 which can be drawn down when the overdraft facility IV has been repaid and, except for earlier alteration the limit of the overdraft facility III, will be reduced to zero on April 1, 2016; (iv) an overdraft facility IV in the amount of $34,600,000, which has been used to finance a portion of the purchase price of the M/V Free Maverick ; and (v) the then-outstanding amount of $25,250,000 of the rollover eight-year loan facility, the original principal amount of which was $27,000,000. The $27,000,000 was drawn on March 18, 2008 to finance a portion of the purchase price of the M/V Free Knight.
     On March 20, 2009, we entered into a term sheet with HBU, pursuant to which HBU agreed to refinance the balloon payment due on August 1, 2009 on overdraft facility IV amounting to $27,100,000 with a new 3.5 year facility which is payable in 13 quarterly installments of $600,000 beginning on August 1, 2009 and one balloon payment of $19,300,000 on November 1, 2012. Pursuant to this term sheet, the facility would bear interest at the rate of 3.00% above LIBOR, increased by a “liquidity premium” to be determined following the signing of the restated agreement. The existing conditional HBU overdraft facility III amounting to $3,000,000 was terminated upon the refinancing of the balloon payment in August 2009. Based on this term sheet, HBU agreed to waive any breach of the 70% loan to value ratio in our existing credit agreements during the period from October 1, 2008 through July 1, 2010. A new value to loan covenant ratio was introduced to the existing credit agreement, as well as to the new $27,100,000 facility and is as follows: (i) 100% as per July 1, 2010, (ii) 110% as per July 1, 2011, (iii) 120% as per July 1, 2012, (iv) 125% as per December 31, 2012. In addition, commencing March 1, 2009, interest due on the continuing term loan and overdraft facilities increased. In May 2009, we initiated discussions with HBU in order to obtain a waiver for the covenant breaches relating to the interest coverage ratio and debt service coverage ratio, which according to management estimates, it is probable would not be met in the 12-month period following the balance sheet date. These discussions were concluded on July 17, 2009 when we obtained a waiver amending the terms of these covenants for a period up to and including December 31, 2010. (see “Loan Agreement Covenants and Waivers” below).
     Furthermore, on September 15, 2009, following the conclusion of the agreement discussed above, the new value-to-loan covenant ratio introduced by the term sheet, was further amended as follows: (i) 70% from September 15, 2009 until and including June 30, 2010, (ii) 100% from July 1, 2010 until and including June 30, 2011, (iii) 110% from July 1, 2011 until and including June 30, 2012, (iv) 120% from July 1, 2012 until and including December 30, 2012, and v) 125% from December 31, 2012 onwards. Interest will decrease to 1.30% above LIBOR at such time as the value to loan ratio is greater than 70%. Moreover, based on the amended and restated agreement, an amount equal to 10% of any capital market proceeds received us (with a maximum of $3,000,000 over the lifetime of the facilities) shall be applied in prepayment of the HBU facilities. Additionally, we are required to make at the end of each financial year prepayments in the following aggregate amounts: (i) 75% of excess cash, in the event that the value-to-loan ratio is less than or equal to 70%, (ii) 50% of excess cash, in the event that the value-to-loan ratio is less than or equal to 100%, (iii) 25% of excess cash, in the event that the value-to-loan ratio is less than 110% or (iv) no prepayment shall be made, in the event that the value-to-loan ratio is equal to or greater than 110%.
     Based on the amended and restated loan agreement entered with HBU, effective September 15, 2009 the interest coverage ratio was amended to be defined as EBITD/Net financing charges (instead of EBIT/Net financial charges) and is to be at least 3.75 (instead of 2.5) up to and including July 1, 2010; thereafter the ratio to be at least 3.00 up to and including December 31, 2010; The debt service ratio covenant was amended to be not less than 1.00 (instead of 1.10) up to and including December 31, 2010. These will be calculated on a 12 month rolling basis and will be reexamined for the year 2011 based on the prevailing market conditions at that time.
     The facility, as amended and restated, bears interest at the rate of 4.25% above LIBOR, which includes the “liquidity premium” described above.
     As of September 30, 2009, the outstanding loan balances under the amended HBU facility totaled $18,500,000 for the M/V Free Knight, $26,500,000 for the M/V Free Maverick and $0 for the M/V Free Destiny. The remaining undrawn availability as of September 30, 2009 totaled $750,000.
Credit Suisse Credit Facility
     During 2008, Credit Suisse provided us with a $91,000,000 reducing revolving credit facility in two tranches; (i) Tranche A of $48,700,000, which amount was reduced by $1,725,000 on July 31, 2009, for the refinancing of the M/V Free Hero, the M/V Free Goddess and the M/V Free Jupiter. This facility replaced previous financings of $68,000,000 received from HSH Nordbank under a senior loan and from BTMU Capital Corporation under a $21,500,000 junior loan; and (ii) Tranche B of $42,300,000, which amount was reduced by $3,275,000 on July 31, 2009, for partly financing the acquisition of the M/V Free Lady acquired on July 7, 2008. On March 23, 2009, in connection with the waiver of certain loan covenants, Credit Suisse increased the interest rate from March 23, 2009 to March 31, 2010 to 2.25% above LIBOR.
FBB Credit Facility
     During 2008, we obtained a loan of $26,250,000 from FBB, to partially finance the acquisition of the M/V Free Impala. As of September 30, 2009, this facility had an outstanding balance of $22,500,000. On March 17, 2009, in connection with the waiver of certain loan covenants, FBB increased the interest rate to 2.00% above LIBOR and restricted our ability to pay dividends through the end of the waiver period.
     As of September 30, 2009, our total indebtedness was $137,750,000.
     All of the above credit facilities bear interest at LIBOR plus a margin, ranging from 2.00% to 4.25%, and are secured by mortgages on the financed vessels and assignments of vessels’ earnings and insurance coverage proceeds. They also include affirmative and negative financial covenants of the borrowers, including maintenance of operating accounts, minimum cash deposits, minimum market values and minimum charter rates. Each borrower is restricted under its respective loan agreement from incurring additional indebtedness or changing the vessels’ flags without the lender’s consent, and distributing earnings only in case of default under any credit agreement.
Loan Agreement Covenants and Waivers
     Our loan agreements contain various financial covenants as follows:
HBU Credit Facility
     The HBU facility required (i) the interest coverage ratio should not be less than 2.5; (ii) the debt service coverage ratio should not be less than 1.10; (iii) the gearing ratio should not exceed 2.5; and (iv) the outstanding loan balance should not be more than 70% of the fair market value of the financed vessels.
     On July 17, 2009, we agreed with HBU to an extension and modification of the above-mentioned financial covenants. Current interest coverage ratio and debt service ratio covenants have been waived until January 1, 2011. Pursuant to the amended and restated facility agreement effective September 15, 2009, the “Interest Cover Ratio” will be defined as EBITD/net financing charges (instead of EBIT/net financial charges) and is to be at least 3.75 up to and including July 1, 2010; thereafter, the ratio must be at least 3.00 up to and including December 31, 2010. The “Debt Service Ratio” should not be less than 1.00. These ratios will be calculated on a 12-month rolling basis during the waiver period. The aforementioned ratios will be reexamined for the year 2011 based on the prevailing market conditions at that time. In addition, the new value to loan covenant ratio, as ultimately agreed to in the amended and restated facility agreement, is as follows: (i) 70% from September 15, 2009 until and including June 30, 2010, (ii) 100% from July 1, 2010 until and including June 30, 2011, (iii) 110% from July 1, 2011 until and including June 30, 2012, (iv) 120% from July 1, 2012 until and including December 30, 2012, and (v) 125% from December 31, 2012 and thereafter. In addition, pursuant to the amended and restated facility agreement, an amount equal to 10% of any capital market proceeds received by us (with a maximum of $3,000,000 over the lifetime of the facility) shall be applied to prepay the HBU facility. We may also be required to make additional prepayments, based on our financial statements for the fiscal year-end:
•	if the value to loan ratio for a fiscal year is less than or equal to 70%, we must prepay an amount equal to 75% of excess cash for that fiscal year;

•	if the value to loan ratio for a fiscal year is less than or equal to 100% and greater than 70%, we must prepay an amount equal to 50% of excess cash for that fiscal year;

•	if the value to loan ratio for a fiscal year is less than 110% and greater than 100%, we must prepay an amount equal to 25% of excess cash for that fiscal year; and

•	if the value to loan ratio for a fiscal year is equal to or greater than 110%, no prepayment is required for that fiscal year.
Credit Suisse Credit Facility
     Under our Credit Suisse facility, we must maintain minimum cash balance of $375,000 for each of our vessels covered by the loan agreement; and the aggregate fair market value of the financed vessels must not be less than 135% of the outstanding loan balance.
FBB Credit Facility
     Under our FBB facility, we must maintain on average corporate liquidity of at least $3,000,000; free cash balance as of September 30, 2009 being $2,786,000. In addition, the leverage ratio of FreeSeas, the corporate guarantor, should not at any time exceed 68%; the ratio of EBITDA to net interest expense must not be less than 3; and the fair market value of the financed vessel must not be less than 130% of the outstanding loan balance.

     If we are not in compliance with the covenants in our loan agreements such as the ones identified above, including due to a sharp decline in the market value of our vessels, we may be at risk of default under our loan agreements. If we default, our lender would have the option of accelerating our loan, meaning that we could be required to immediately pay the amount due on our loan including accrued interest. If we were unable to pay the accelerated indebtedness due, or to refinance under our loan agreements, our lenders may foreclose on their liens, in which case we would lose vessels in our fleet.
     We may need to seek permission from our lenders in order to engage in some corporate actions that would otherwise put us at risk of default. Any declines in the market value of our vessels and in the drybulk charter market may increase our risk of default under the covenants described above. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission or waivers when needed. This may limit our ability to continue to conduct our operations, pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

Waivers Received During 2009
     During 2009 and through the date of this filling, we obtained the following waivers:
     On March 17, 2009, FBB agreed to waive any breach of the 130% value to loan covenant for the mortgaged vessel and any breach of the leverage ratio by the corporate guarantor from January 1, 2009 until January 1, 2010. Further, FBB has confirmed that no event of default had occurred as of December 31, 2008. Effective as January 1, 2009, the interest rate increased. In May 2009, we initiated discussions with FBB in order to further extend the waiver related to the value to loan covenant until July 1, 2010; this request was approved on July 17, 2009, as described below.
     On March 23, 2009, Credit Suisse agreed to waive any breach of the 135% value to loan covenant from October 1, 2008 until March 31, 2010 and reduce the minimum charter rate requirements. In consideration of the waiver, we agreed to a prepayment of $5,000,000 on July 31, 2009. In addition, from March 23, 2009 until March 31, 2010, the interest rate on the loan shall increase, the amounts available under Tranche A and B will be reduced on July 31, 2009 and we are restricted from paying dividends.
     On July 17, 2009, FBB agreed to extent the waiver related to the value to loan covenant up to July 1, 2010.
     Furthermore, on September 15, 2009, following the conclusion of the agreement discussed above with HBU, the new value-to-loan covenant ratio introduced by the term sheet was further amended as follows: (i) 70% from September 15, 2009 until and including June 30, 2010, (ii) 100% from July 1, 2010 until and including June 30, 2011, (iii) 110% from July 1, 2011 until and including June 30, 2012, (iv) 120% from July 1, 2012 until and including December 30, 2012, and (v) 125% from December 31, 2012 onwards.
     Based on the amended and restated loan agreement entered with HBU, effective September 15, 2009 interest coverage ratio was amended to be defined as EBITD/Net financing charges (instead of EBIT/Net financial charges) and is to be at least 3.75 (instead of 2.5) up to and including July 1, 2010; thereafter the ratio to be at least 3.00 up to and including December 31, 2010; The debt service ratio covenant was amended to be not less than 1.00 (instead of 1.10) up to and including December 31, 2010. These will be calculated on a 12 month rolling basis and will be reexamined for the year 2011 based on the prevailing market conditions at that time.

Scheduled Debt Repayments
     Based on the waivers and waiver renewals discussed above and on the new secured term loan with FBB and the waiver amendments discussed in “Recent Developments”, all of the debt continues to be classified as long-term, except for the principal payments falling due in the next 12 months and the amount of $1,691,000 which shall be applied in prepayment of the HBU facilities.
     The table below presents the repayment schedule of the outstanding debt under the above credit facilities as of September 30, 2009:

	Long-term debt repayment due by period
	(U.S. dollars in thousands)
		Up to 1	1 - 3	3 - 5	More than
	Total	year	years	years	5 years
HBU	$45,000	$7,091	$10,800	$23,609	$3,500
CREDIT SUISSE	70,250	8,000	16,000	16,000	30,250
FBB	22,500	2,250	6,363	6,700	7,187

As of September 30, 2009	$137,750	$17,341	$33,163	$46,309	$40,937

     The prevailing and anticipated charter rates and vessel values may not be sufficient to bring the Company into compliance with certain of its debt covenants in the future, upon expiration of the waivers received from the Company’s lenders. Management is in continuous contact with the lending banks and currently believes that the Company will cure any event of non-compliance in a timely manner. In addition, management currently expects that the lenders would not declare an event of default, therefore not demanding immediate repayment of the bank debt, provided that the Company pays loan principal installments and accumulated or accrued interest as they fall due under the existing bank debt. Cash being generated from operations is expected to be sufficient for this purpose.
     There can be no assurance, however, that once the waivers discussed in “Loan Agreement Covenants and Waivers” above expire, and in the event of non-compliance with such debt covenants in the future years, the lenders will further extend the waiver period.